June 18, 2009

Paul M. Meurer
Executive Vice President,
Chief Financial Officer and Treasurer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, California 92025-3873

       Re: **Realty Income Corporation**
                    Form 10-K
                    Filed February 12, 2009
                    File No. 001-13374
                    Definitive 14A
                    Filed March 23, 2009
                    File No. 001-13374

Dear Mr. Meurer:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy on Schedule 14A filed March 23, 2009

General

1. We note your response to comment 3 of our previous letter that you plan to include in future filings the requested disclosure regarding the performance metrics established by your compensation committee and also how the committee

exercised discretion in awarding incentive compensation in light of the performance metrics. In your response, please provide us with your proposed disclosure.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel